Exhibit 99.2

Acreage Holdings Enters Nevada Market
With Acquisition of Vertically Integrated Deep Roots Medical

New York City, NY – April 18, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTC: ACRGF) (FSE: 0ZV) announced that on April 17, it’s subsidiary, High Street Capital Partners, LLC entered into an agreement to acquire 100% of Deep Roots Medical LLC (“Deep Roots”), a vertically integrated cannabis operator in Nevada, for a total deal value of $120 million to be paid in common units and cash. Deep Roots marks Acreage’s entry into Nevada, increasing the company’s total state footprint to 20 (including pending acquisitions) - the largest in the US cannabis industry. With a population of three million, and tourism that attracts 43 million visitors per year, Nevada is estimated to generate nearly $800 million in legal cannabis sales by 2022, according to Arcview Market Research.

Kevin Murphy, Founder, Chairman, and Chief Executive Officer of Acreage Holdings, Inc., commented, “We continue to deliver on our shareholder commitments to aggressively expand our presence in the West. We could not be more excited for what we believe will become a leading operation in the state of Nevada, one of the most important states in the cannabis industry.”

Deep Roots Operations:

Deep Roots’ vertically integrated operations include cultivation, manufacturing & processing, a wholesale and distribution business, and seven retail dispensary licenses. A description of the operations follows:

Cultivation: 18,000 SF of indoor flowering canopy for high end flower housed in a 40,000 SF building in Mesquite, NV.

Manufacturing & Processing: Housed in the same 40,000 SF building in Mesquite, Deep Roots has a manufacturing facility and a butane extraction lab to produce their distillates and edibles. The facility has ample space to build a Form Factory to expand its own internal house of brands throughout Nevada as well as other third-party brands it has agreements with.

Brands: Deep Roots currently manufactures and produces four internally developed brands.

●	Deep Roots utilizes its name for flower and concentrates and currently produces distillate cartridges, disposable pens, shatter, wax, and distillate for edibles, under the Deep Roots brand name.

●	Chillers hard candies has an extensive variety of flavors including watermelon, lemon, cinnamon, mango, and pineapple. They are typically sold in a tube with ten hard candies, each containing 10mg of THC.

●	Bluebirds - a line of pre-rolled products that typically come in packs of one or three, made from various strains of Deep Roots’ high-quality flower.

●	Helix Twist - a line of gummies that come in six flavors including Sour Cherry, Key Lime, Blood Orange, Cucumber Serrano, and Ginger Peach.

Wholesale and distribution business: Deep Roots currently sells and distributes its Deep Roots, Chillers, Bluebirds, and Helix Twist branded products, and other third-party brands, into nearly 80% of the retail dispensaries in Nevada, making it one of the most connected wholesale operations in the state.

Retail Dispensary operations: Deep Roots has licenses to operate seven retail dispensaries, one of which is currently in operation, another is under construction, and five additional locations that are currently in development. Of the five remaining licenses to be developed, four are in the greater Las Vegas area and the fifth is in Reno.

●	Mesquite: The Deep Roots Harvest dispensary, which is about 7,500 SF is located in a 40,000 SF building on the same property as its 40,000 SF cultivation and processing facility on a 10.4 acre site. Mesquite is a picturesque golf and retirement community with a robust tourism industry. The closest dispensary to Mesquite is about 80 miles away and maintains very strict licensing restrictions and no additional licenses can be issued until the population increases by more than 100%. Given its limited competition area, the Mesquite dispensary enjoys some of the highest annual revenues in the state.

●	West Wendover: A dispensary license to operate in West Wendover, a small town with a very robust tourism industry with the closest dispensary 120 miles away. The West Wendover location will be approximately 10,000 SF and is anticipated to open in late 2019.

Deal Terms: The total deal is valued at $120 million, including $100 million in common units of High Street Capital Partners, LLC and $20 million in cash. High Street Capital Partners, LLC will issue up to 4,761,905 common units at a deemed value of $21.00 per unit. Certain Deep Roots employees will have a portion of their issued common units be subject to a lock-up schedule. The deal is expected to close in the second quarter of 2019.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

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FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, successful completion of our pending acquisitions and opening of new cannabis markets. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting Acreage; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for Acreage’s operations; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contact: Steve West Vice President, Investor Relations Investors@acreageholdings.com 646-600-9181	Media Contacts: Howard Schacter Head of Communications h.schacter@acreageholdings.com 646-600-9181

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